FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

02 MAR 27 AM 6:10

02028002

March 13, 2002

SUPPL

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

PROCESSED
APR 10 2002
THOMSON FINANCIAL

Debra Chapman
Director and Secretary

/dc

Encl.

dlw 3/29

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

NEWS RELEASE

March 13, 2002

CDNX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to announce that it has reached an agreement in principal to raise a total of $30,000 by way of an arms' length private placement. The proposed placement would consist of the purchase of 300,000 flow-through common shares of the Company at a price of $0.10 per share, with warrants attached to purchase an additional 300,000 flow-through common shares at $0.125 per share if exercised within a two year period.

The proceeds from the placement will be used to further exploration on the Company's Lac Mechant, Quebec and St. George, New Brunswick properties.

The proposed private placement is subject to acceptance by the Canadian Venture Exchange.

ON BEHALF OF THE BOARD

"Peter H. Smith", President

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.